MEDIANET GROUP TECHNOLOGIES, INC.

August 20, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  H. Christopher Owings, Assistant Director
Mail Stop 3561

MediaNet Group Technolgies, Inc.
Current Report on Form 8-K
Filed July 16, 2010
File No. 000-49801

Dear Mr. Owings:

I, Michael Hansen, President of MediaNet Group Technologies, Inc., a Nevada corporation (the “Company”), am writing on behalf of the Company to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated August 19, 2010, addressed to me, with respect to the above-referenced filing (the “SEC Comment Letter”).

For your convenience, the response set forth below contains the Staff’s comments in total, set off in italics, contained in the SEC Comment Letter.

STAFF COMMENT:

1.           We have reviewed your response to comment one in our letter dated August 12, 2010.  In your response, you state that Mr. Fernandez alleged in his July 19, 2010 email that “the Company was aware of certain disputes between the Company and Mr. Fernandez regarding certain matters.”  You also state that since that email, the Company has been unable to understand the “vague and non-specific allegations” of Mr. Fernandez.

•
Please confirm, if true, that these allegations relate to elements of Mr. Fernandez’s dismissal and do not include disagreements with the Company’s management, operations, policies or practices or have any impact on the company’s disclosure controls and procedures or internal control over financial reporting.

•	If this is not the case, please tell us the nature of these allegations.

•
We note that your intended disclosure in  your next Form 10-Q refers to “certain disputes.”  If you determine to include disclosure regarding these allegations in your next Form 10-Q, please describe the nature of the allegations.  References to “certain” are not informative to persons not familiar with the particular facts.

Securities and Exchange Commission
August 20, 2010

RESPONSE:

The Commission has asked the Company to confirm, if true, that Mr. Fernandez’s allegations “relate to” elements of Mr. Fernandez’s dismissal.

As indicated in the Company’s response letter of August 17, 2010,  (i) Mr. Fernandez was terminated for poor performance; (ii) at the time of Mr. Fernandez’s termination, the Company did not believe Mr. Fernandez had any disagreements with Company’s management, operations, policies or practices; (iii) at the time of Mr. Fernandez’s termination, Mr. Fernandez affirmatively stated he had no disagreements with the Company’s management, operations, policies or practices  and (iv) notwithstanding the Company’s efforts to communicate with Mr. Fernandez, the Company has been unable to understand the factual basis of Mr. Fernandez’ vague and non-specific allegations.

With respect to Mr. Fernandez’s poor performance, please see the Company’s discussion of disclosure controls and procedures that appears under Item 4T, Controls and Procedures in the Company’s Form 10-Q for the quarter ended March 31, 2010.  The Company identifies six reasons why its disclosure controls and procedures were not effective.  Most of the items identified in Item 4T  were identified to the Company’s Chief Executive Officer and Board of Directors by persons other than Mr. Fernandez.   Please also note that the Company’s search for a new Chief Financial Officer was disclosed in its Form 10-Q for the quarter ended March 31, 2010.

Given the vagueness and lack of specificity of Mr. Fernandez’s post-termination allegations and the potentially  expansive interpretation of the phrase “relate to”, the Company can not meaningfully “confirm” whether or not Mr. Fernandez’s allegations “relate to” elements of Mr. Fernandez’s dismissal.
As disclosed in the Company’s Form 8-K filed on July 16, 2010, the Company hereby confirms that  Mr. Fernandez was not terminated due to any disagreements expressed by Mr. Fernandez with respect to the Company’s management, operations, policies or practices.

See the section below entitled “Nature of Allegations”, for information regarding the nature of the allegations.

The Commission has asked the Company to confirm, if true, that Mr. Fernandez’s allegations do not include disagreements with the Company’s management, operations, policies.  As further described below, Mr. Fernandez’ post-termination communications appear to allege disagreements with the Company’s management, operations and/or policies.

The Commission has asked the Company to confirm, if true, that Mr. Fernandez’s allegations do not have any impact on the Company’s disclosure controls and procedures or internal controls over financial reporting.  As indicated in the Company’s response letter of August 17, 2010, the Company believes Mr. Fernandez's allegations are without merit.  Accordingly, the Company does not anticipate any of the allegations will have an impact on the Company's disclosure controls and procedures or internal controls over financial reporting.

Nature of Allegations

On July 19, 2010 Mr. Fernandez alleged that the Company was aware of Mr. Fernandez’s “many disputes” with the Company and  “Theses disputes include but are not limited to accounting issues, disclosures of material items to shareholders including pending litigations, impairment to assets, revenue recognition, employment discrimination, my benefits and severance pay as well as you prohibiting me from answering shareholder inquiries.”

Securities and Exchange Commission
August 20, 2010

Proposed Disclosure in Form 10-Q

Notwithstanding the Company’s belief that the statements in the Form 8-K of July 16, 2010 are accurate, the Company has included a sentence in its Form 10-Q for the quarter ended June 30, 2010, under the heading “Other Information”, which reads:

Since the Company filed its Form 8-K of July 16, 2010 announcing the termination of Mr. Fernandez,  Mr. Fernandez has alleged certain disputes with the Company and threatened legal action.  More specifically, Mr. Fernandez has alleged that the Company was aware of Mr. Fernandez’s “many disputes”  with the Company and  “These disputes include but are not limited to accounting issues, disclosures of material items to shareholders including pending litigations, impairment to assets, revenue recognition, employment discrimination, my benefits and severance pay as well as you prohibiting me from answering shareholder inquiries.”

The Company believes Mr. Fernandez’s allegations are without merit.

Any comments or questions regarding the foregoing should be directed to David E. Wells, a partner with the law firm of Hunton & Williams, LLP, at (305) 810-2591. Thank you very much for your assistance with this matter.

Sincerely, /s/ Michael B. Hansen Michael B. Hansen